For Immediate Release

NORSAT 2013 FIRST QUARTER EARNINGS RELEASE

AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – May 1, 2013 -- Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments, today announced that it will release its first quarter results for 2013 on Wednesday, May 8, 2013. Management will hold a conference call that same day at 8:30 am Pacific time (11:30 am Eastern time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

Conference Call Details:

Date:

Wednesday, May 8, 2013

Time:

8:30 am Pacific time (11:30 am Eastern time)

Dial-in number:

416-764-8646 or 1-888-396-8049

Conference ID:

Norsat Investor Call

Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation.

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investors/financial-information/conference-call-recordings/

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com